May 25, 2010

sbligh@mnxltd.com

TSX Venture

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs:

Re:  Quaterra Resources Inc.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 25, 2010:

X    Proxy

X    Notice of Meeting/Information Circular

X    Annual Report

X    Request for Financial Statements Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

Judy Power

Associate Manager, Trust Central Services